UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

July 7, 2022 (July 5, 2022)

HPX CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39382	98-1550444
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 N. West Street, Suite 1200 Wilmington, DE	19801
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (302) 295-4929

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	HPX	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	HPX.WS	New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	HPX.U	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

The Business Combination Agreement

On July 5, 2022, HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands (“SPAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands (“Merger Sub”), Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (the “Company”), Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (“Ambipar”), and SPAC. Each of New PubCo, Merger Sub, the Company, Ambipar and SPAC will individually be referred to herein as a “Party” and, collectively, as the “Parties.”

Pursuant to the Business Combination Agreement, the Parties have agreed that, on the terms and subject to the conditions set forth in the Business Combination Agreement, (i) at least one business day before the Closing (as defined in the Business Combination Agreement), Ambipar will contribute all of the issued and outstanding equity of the Company into Merger Sub in exchange for ordinary shares of Merger Sub (“Merger Sub Ordinary Shares”) and (ii) on the Closing Date (as defined in the Business Combination Agreement), substantially concurrently with the closing of the PIPE Financing (as defined below), and the Ambipar Financing (as defined below), and in any case prior to the Second Merger (as defined below), (A) SPAC shall be merged with and into New PubCo (the “First Merger” and, the effective time of the First Merger, the “First Effective Time”), with New PubCo as the surviving entity, (B) immediately following the First Merger, Merger Sub shall be merged with and into New PubCo (the “Second Merger” and, together with the First Merger, the “Mergers,” and the effective time of the Second Merger, the “Second Effective Time”), with New PubCo as the surviving entity.

After giving effect to the SPAC Sponsor Recapitalization (as defined in the Business Combination Agreement), pursuant to the First Merger (i) each share of SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares (collectively, the “SPAC Shares”), other than SPAC Shares that are owned by SPAC, will be exchanged into the right to receive one New Pubco Class A Ordinary Share, par value $0.0001 per share (“New PubCo Class A Ordinary Shares”); provided that the number of New PubCo Class A Ordinary Shares issuable to the Sponsor (as defined below) may be adjusted downwards in an amount corresponding to the transaction expenses incurred by SPAC in excess of $8,500,000, if any, not reimbursed by the Sponsor pursuant to the terms of the Business Combination Agreement, and (ii) each issued and outstanding whole warrant to purchase SPAC Class A Ordinary Shares will be converted into the right to purchase one New PubCo Class A Ordinary Share at an exercise price of $11.50 per share on the same terms and conditions.

Pursuant to the Second Merger, each issued and outstanding Merger Sub Ordinary Share will be converted into the right to receive the Per Share Consideration (as defined in the Business Combination Agreement); provided that the number of New PubCo Class B Ordinary Shares issuable to Ambipar may be adjusted downwards in an amount corresponding to the transaction expenses incurred by the Company in excess of $9,500,000, if any, not reimbursed by Ambipar pursuant to the terms of the Business Combination Agreement.

In addition, Ambipar will be issued up to an additional 11,000,000 newly issued New PubCo Class B Ordinary Shares (the “Earn-Out Shares”), as follows: (i) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $17.00 over any 20 Trading Days (as defined in the Business Combination Agreement) within any consecutive 30 Trading Day period, 50% of the Earn-Out Shares shall be issued; and (ii) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $20.00 over any 20 Trading Days within any consecutive 30 Trading Day period, the remaining 50% of the Earn-Out Shares shall be issued.

The Business Combination Agreement, the Mergers and the Transaction Agreements (as defined in the Business Combination Agreement) have been unanimously approved by SPAC’s board of directors (the “Board”) and the Board has unanimously determined to recommend that the shareholders of SPAC vote to approve the SPAC Shareholder Matters (as defined in the Business Combination Agreement) and such other actions as contemplated by the Business Combination Agreement.

Representations and Warranties

The Business Combination Agreement contains representations and warranties that are customary for transactions of this nature, including with respect to, among other things: corporate matters, including organization, existence and standing; capitalization; authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary agreements; no conflict; governmental approvals; board approvals and financial statements.

Covenants

The Business Combination Agreement includes customary covenants of the Parties with respect to the operation of their respective businesses prior to the consummation of the Mergers. The Business Combination Agreement contains additional covenants of the Parties, including, among others: (i) covenants providing that the Parties cooperate with respect to the proxy statement to be filed with the SEC in connection with the Business Combination Agreement (and any amendments and supplements), (ii) a covenant of SPAC to convene a meeting of SPAC’s shareholders and to solicit proxies from its shareholders in favor of the approval of the Business Combination Agreement and the SPAC Shareholder Matters, (iii) a covenant providing that the Parties shall take further actions as may be necessary, proper or advisable to consummate and make effective the Mergers and other transactions contemplated in the Business Combination Agreement, including, among others, to cause the conditions precedent to be satisfied, (iv) a covenant providing that the Parties shall obtain any required consents or approvals pursuant to any applicable antitrust laws, foreign direct investment regulations or other applicable legal requirements and that SPAC, New PubCo and the Company take certain actions to have New PubCo qualify as a “foreign private issuer” under applicable securities laws, (v) covenants maintaining confidentiality and public announcements and other communications regarding the Business Combination Agreement and the transactions and other documents contemplated thereby and related matters, (vi) a covenant of Ambipar, the Company and its subsidiaries not to engage in any transactions involving the securities of SPAC prior to public announcement of the material terms of the transactions, (vii) covenants providing that the Parties will not solicit, initiate, enter into or continue discussions, negotiations or transactions with respect to any other similar business combination transaction, (viii) covenants providing that SPAC shall remain listed as a public company and for its shares to be listed on the NYSE, as well as for New PubCo, the Company and SPAC to cooperate to cause New PubCo's Class A Ordinary Shares to be approved for listing on the NYSE, (ix) covenants providing that New PubCo maintain D&O indemnification protections for pre-Closing D&Os of the Company, Merger Sub and SPAC for six years from Closing, (x) covenants providing that Ambipar and the Company will enter into (and that New PubCo will not amend thereafter without the prior approval of New PubCo's audit committee) a certain Cost Sharing Agreement (as defined below), to be effective as of Closing, (xi) a covenant providing that the Company and SPAC give each other the opportunity to participate in the defense, settlement or prosecution of any legal proceedings commenced after the date of the Business Combination Agreement related to the matters therein, (xii) a covenant providing that if SPAC has not consummated its initial business combination by November 20, 2022, SPAC shall use its reasonable best efforts to obtain an additional extension of the deadline by which SPAC must complete the initial business combination in accordance with the amended and restated memorandum and articles of association of SPAC (“Extension”), (xiii) a covenant providing that New PubCo shall take all necessary actions to cause the composition of its board of directors to be comprised of (a) five (5) directors to be designated by Ambipar; (b) one (1) independent director to be designated by the Sponsor; and (c) one (1) independent director to be designated by Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (“Opportunity”) and (xiv) a covenant providing that New PubCo will adopt an equity incentive plan pursuant to the terms set forth in the Business Combination Agreement, to be effective as of Closing.

Conditions to the Consummation of the Transaction

The consummation of the transactions contemplated by the Business Combination Agreement is subject to customary closing conditions, including approval by SPAC’s shareholders and Ambipar. The Business Combination Agreement also contains other conditions, including, among others: (i) SPAC having at least $5,000,001 of net tangible assets following the exercise by the holders of the SPAC’s Class A Ordinary Shares issued in the SPAC’s initial public offering of securities and outstanding immediately before the First Effective Time of their right to redeem their SPAC Class A Ordinary Shares in accordance with SPAC’s governing documents, (ii) the absence of any applicable Legal Requirement (as defined in the Business Combination Agreement) prohibiting or enjoining the consummation of the transactions, (iii) the receipt of approval for the New PubCo Class A Ordinary Shares to be listed on NYSE or another public stock market or exchange in the United States, subject to the official notice of issuance thereof and the requirement to have a sufficient number of round lot holders, (iv) the delivery to SPAC of the Contribution Agreement, duly executed by Ambipar and Merger Sub, (v) execution by the Company, New PubCo and Ambipar of the Cost Sharing Agreement, and (vi) the absence of any material adverse effect. In addition, the Company’s obligations to consummate the Closing are subject to the condition that SPAC shall have at least $168,000,000 in cash and cash equivalents in the Trust Account (as defined in the Business Combination Agreement) immediately before the Closing (taking into account, among other things, the exercise by the holders of the SPAC’s Class A Ordinary Shares issued in SPAC’s initial public offering of securities and outstanding immediately before the First Effective Time of their right to redeem their SPAC Class A Ordinary Shares in accordance with SPAC’s governing documents, the PIPE Financing and the Ambipar PIPE Financing (as defined below)).

Termination

The Business Combination Agreement may be terminated at any time prior to the consummation of the Mergers by mutual written consent of SPAC and the Company or Merger Sub and in certain other circumstances, including, but not limited to if: (i) the Closing has not occurred by July 20, 2022, provided that such date will be automatically extended for an additional period ending on the last date for SPAC to consummate its initial business combination pursuant to any Extension sought and obtained by SPAC pursuant to the terms of the Business Combination Agreement provided that the outside date shall not be later than January 31, 2023 without the prior written consent of the Company, (ii) a governmental entity shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions, and such order or other action has become final and non-appealable or (iii) the Mergers and SPAC Shareholder Matters are not approved by SPAC’s shareholders at the duly convened meeting of SPAC’s shareholders.

A copy of the Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been provided to investors with information regarding its terms. It is not intended to provide any other factual information about SPAC or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to SPAC’s investors and security holders. SPAC investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the SPAC’s public disclosures.

Related Agreements

Voting and Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Ambipar and SPAC have entered into a voting and support agreement (the “Voting and Support Agreement”), pursuant to which Ambipar agreed, among other things, (i) prior to the First Effective Time, to approve and consent to the Mergers, the adoption of the transactions and such other actions as contemplated in the Business Combination Agreement for which the approval of Ambipar is required and (ii) to certain transfer restrictions on its equity interests in the Company, New PubCo and Merger Sub for the period until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, subject to certain limited exceptions.

The form of Voting and Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and the foregoing description of the form of Voting and Support Agreement is qualified in its entirety by reference thereto.

Contribution Agreement

As soon as practicable following the date of this Current Report on Form 8-K, Ambipar and Merger Sub shall enter into a contribution agreement (the “Contribution Agreement”), pursuant to which, prior to the First Effective Time (and conditioned upon the Closing), Ambipar agreed to, among other things, contribute to Merger Sub all of the issued and outstanding equity of the Company for newly issued Merger Sub Ordinary Shares (the “Pre-Closing Exchange”) and, after giving effect to the Pre-Closing Exchange, the Company will become a wholly-owned subsidiary of Merger Sub.

The form of Contribution Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and the foregoing description of the form of Contribution Agreement is qualified in its entirety by reference thereto.

Ambipar Subscription Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Ambipar has entered into a share subscription agreement (the “Ambipar Subscription Agreement”), pursuant to which Ambipar has committed (the “Ambipar PIPE Financing”) to subscribe for and purchase 5,050,000 New PubCo Class B Ordinary Shares (at $10.00 per share). New PubCo has also agreed to grant certain customary registration rights to Ambipar in connection with the Ambipar PIPE Financing. Such subscription and purchase by Ambipar will be payable by Ambipar either in cash or in kind (in exchange for the partial conversion of debt into equity in the amount of $50.5 million pursuant to a certain loan agreement, dated as of July 5, 2022, between Ambipar and the Company. Ambipar will not receive any New PubCo Warrants or additional New PubCo Ordinary Shares (as defined in the Business Combination Agreement) in consideration of the agreements of Ambipar set forth in the Ambipar Subscription Agreement.

The form of Ambipar Subscription Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K and the foregoing description of the form of Ambipar Subscription Agreement is qualified in its entirety by reference thereto.

Opportunity Subscription Agreement

Concurrently with the execution and delivery of this Agreement, Opportunity has entered into a share subscription agreement (the “ Opportunity PIPE Subscription Agreement”) pursuant to which the Opportunity has committed (the “Opportunity Financing”) to subscribe for and purchase New PubCo Class A Ordinary Shares. New PubCo has also agreed to grant certain customary registration rights to Opportunity in connection with the Opportunity Financing, including “piggy-back” registration rights to include their New PubCo Class A Ordinary Shares in other registration statements filed by New PubCo subsequent to the Closing.

The form of Opportunity PIPE Subscription Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K and the foregoing description of the form of Opportunity PIPE Subscription Agreement is qualified in its entirety by reference thereto.

PIPE Subscription Agreements

In addition to the Opportunity PIPE Subscription Agreement, concurrently with the execution and delivery of the Business Combination Agreement, certain investors (together with Opportunity, the “PIPE Investors”) have entered into share subscription agreements (together with Opportunity PIPE Subscription Agreement, the “PIPE Subscription Agreement”) pursuant to which the PIPE Investors have committed (the “PIPE Financing”) to subscribe for and purchase 11,150,000 New PubCo Class A Ordinary Shares (at $10.00 per share). New PubCo has also agreed to grant certain customary registration rights to the PIPE Investors in connection with the PIPE Financing. In consideration of the agreements of such PIPE Investors and the Opportunity Financing set forth in the PIPE Subscription Agreements, New PubCo has agreed to issue to such PIPE Investors and Opportunity, on or promptly following Closing, (i) an aggregate of 2,567,500 private placement warrants to purchase New PubCo Class A Ordinary Shares (“New PubCo Warrants”) and (ii) an aggregate of 1,860,600 additional New PubCo Class A Ordinary Shares.

The form of PIPE Subscription Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K and the foregoing description of the form of PIPE Subscription Agreement is qualified in its entirety by reference thereto.

Shareholder Non-Redemption Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, the PIPE Subscription Agreements and the Ambipar Subscription Agreement, and as an inducement to SPAC’s and the Company Parties’ (as defined in the Business Combination Agreement) willingness to enter into the Business Combination Agreement, certain shareholders of the SPAC, owning, in the aggregate, 600,000 of the outstanding Class A Ordinary Shares of SPAC (each, a “Non-Redeeming Shareholder”), have entered into non-redemption agreements (each, a “Non-Redemption Agreement”) with SPAC and New PubCo, under which, among other things, such Non-Redeeming Shareholders have agreed, in consideration of (i) an aggregate of 26,400 additional New PubCo Class A Ordinary Shares and (ii) 150,000 New PubCo Warrants, in each case to be issued by New PubCo to such Non-Redeeming Shareholders on or promptly following the Closing, to vote in favor of transactions contemplated in the Business Combination Agreement for which the approval of such SPAC shareholders is required and agreed not to redeem or exercise any right to redeem any Class A Ordinary Shares of SPAC that such SPAC shareholders hold of record or beneficially. Concurrently with the execution of the Non-Redemption Agreements, Trend HPX SPAC FIA IE, represented by its investment manager XP Allocation Asset Management Ltda. (“XP”), owning 1,297,400 of the outstanding Class A Ordinary Shares of SPAC, has entered into a certain non-redemption agreement with SPAC and New PubCo (the “XP Non-Redemption Agreement”), pursuant to which, among other things, XP will be entitled to (i) an aggregate of 57,086 additional New PubCo Class A Ordinary Shares and (ii) 324,350 New PubCo Warrants, in each case to be issued by New PubCo to XP on or promptly following the Closing, in the event XP does not redeem the SPAC Shares of which it is the record and beneficial owner in connection with any Extension sought on or prior to July 15, 2022. The Company and the Sponsor are named third-party beneficiaries under the Shareholder Non-Redemption Agreements.

The form of Non-Redemption Agreement is filed as Exhibit 10.6 to this Current Report on Form 8-K and the foregoing description of the form of Non-Redemption Agreement is qualified in its entirety by reference thereto. The form of XP Non-Redemption Agreement is filed as Exhibit 10.7 to this Current Report on Form 8-K and the foregoing description of the form of XP Non-Redemption Agreement is qualified in its entirety by reference thereto.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, HPX Capital Partners LLC (the “Sponsor”) entered into a letter agreement (the “Sponsor Letter Agreement”) with SPAC, the Company, New PubCo and the other persons named therein and party thereto, pursuant to which the Sponsor and the Insiders (as defined in the Business Combination Agreement) agreed, among other things, not to redeem any Founder Shares (as defined in the Sponsor Letter Agreement) in connection with the transactions or any Extension of the deadline by which SPAC must complete its SPAC Business Combination (as defined in the Business Combination Agreement), to vote all of their respective Founder Shares in favor of the Business Combination and related transactions and to take certain other actions in support of the Business Combination Agreement and related transactions.

The Sponsor and SPAC have agreed that, immediately prior to consummation of the First Merger, the Sponsor will effectuate the SPAC Sponsor Recapitalization (as defined in the Business Combination Agreement), as a result of which it will (i) exchange 6,245,000 SPAC Class B Ordinary Shares for 1,860,000 SPAC Class A Ordinary Shares minus any XP Additional Shares (as defined in the XP Non-Redemption Agreement), and (ii) and exchange 7,060,000 of its private placement warrants for 812,500 private placement warrants minus any XP Additional Warrants (as defined in the XP Non-Redemption Agreement). The Sponsor and the Insiders also waived certain anti-dilution protections to which they would otherwise be entitled in connection with the Business Combination.

The form of Sponsor Letter Agreement is filed as Exhibit 10.8 to this Current Report on Form 8-K and the foregoing description of the form of Sponsor Letter Agreement is qualified in its entirety by reference thereto.

Cost Sharing Agreement

As promptly as reasonably practicable following the date of this Current Report on Form 8-K, Ambipar, the Company and certain of its subsidiaries shall enter into a cost sharing agreement (the “Cost Sharing Agreement”), pursuant to which the Ambipar agrees to provide certain shared administrative activities to the Recipients (as defined in the Cost Sharing Agreement) under and pursuant to the terms and conditions set forth therein.

The form of Cost Sharing Agreement is filed as Exhibit 10.9 to this Current Report on Form 8-K and the foregoing description of the Form of Cost Sharing Agreement is qualified in its entirety by reference thereto.

Investor Rights Agreement

At the consummation of the Business Combination Agreement, New PubCo, the Sponsor, Ambipar, Opportunity and certain other persons named therein shall enter into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which that certain Registration Rights Agreement, dated as of July 15, 2020, shall be amended and restated in its entirety, as of the Closing (as defined in the Business Combination Agreement). As a result, certain holders of registrable securities will be able to make a written demand for registration under the Securities Act of 1933, as amended (the “Securities Act”) of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $75 million. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, the New Pubco shall not be required to conduct more than an aggregate total of eight underwritten offerings or an aggregate of four underwriting offerings in any 12-month period. In addition, certain holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by New Pubco subsequent to the Closing. New Pubco has also agreed to file within 30 days of the Closing a resale shelf registration statement covering the resale of all registrable securities. In addition, pursuant to the Investor Rights Agreement, signatories thereof will agree to certain transfer restrictions on their respective equity interests in New PubCo, in the case of certain directors of the SPAC, for a period of one year following the Closing Date, and, in the case of Ambipar and the Sponsor, for a period of three years following the Closing Date, in each case subject to certain exceptions.

The form of Investor Rights Agreement is filed as Exhibit 10.10 to this Current Report on Form 8-K and the foregoing description of the form of Investor Rights Agreement is qualified in its entirety by reference thereto.

Downside Protection Agreement

Concurrently with the execution of the PIPE Subscription Agreements, the Ambipar Subscription Agreement and the Non-Redemption Agreements, the PIPE Investors, the Non-Redeeming Shareholders, New PubCo, Ambipar and the Sponsor entered into a downside protection agreement (the “Downside Protection Agreement”), pursuant to which the PIPE Investors and the Non-Redeeming Shareholders are provided with certain downside protection rights. Subject to the terms and conditions of the Downside Protection Agreement, such PIPE Investors and Non-Redeeming Shareholders may receive, on a pro rata basis, an aggregate of up to 1,050,000 New PubCo Class A Ordinary Shares from the Sponsor or may sell a certain number of their respective New PubCo Class A Ordinary Shares to Ambipar, the Sponsor or to a third party in a block trade, in each case to occur no earlier than 30 months following the Closing.

The form of Downside Protection Agreement is filed as Exhibit 10.11 to this Current Report on Form 8-K and the foregoing description of the form of Downside Protection Agreement is qualified in its entirety by reference thereto.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of New PubCo Class A Ordinary Shares and New PubCo Warrants to PIPE Investors, Ambipar and Non-Redeeming Shareholders, as applicable, is incorporated by reference herein. The New PubCo Class A Ordinary Shares and New PubCo Warrants issuable to PIPE Investors, Ambipar and Non-Redeeming Shareholders, as applicable, in connection with the transactions contemplated by the Business Combination Agreement will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filing of SPAC under Securities Act or the Exchange Act, regardless of any general incorporation language in such filings.

On July 6, 2022, SPAC issued a press release announcing the execution of the Business Combination Agreement and the transactions contemplated thereby. The press release is furnished as Exhibit 99.1 to this Current Report.

An Investor Presentation for use by SPAC with certain of its shareholders and other persons with respect to the transactions contemplated by the Business Combination Agreement is furnished as Exhibit 99.2 to this Current Report.

Additional Information about the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of SPAC for their consideration. SPAC intends to file a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to SPAC’s shareholders in connection with SPAC’s solicitation for proxies for the vote by SPAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, SPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. SPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with SPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about SPAC, the Company and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by SPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: HPX Corp., 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

SPAC, the Company and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from SPAC’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SPAC’s shareholders in connection with the proposed business combination will be set forth in SPAC’s proxy statement / prospectus when it is filed with the SEC. You can find more information about SPAC’s directors and executive officers in SPAC’s final prospectus that forms a part of SPAC’s Registration Statement on Form S-1 (Reg No. 333-239486), filed with the SEC pursuant to Rule 424(b)(4) on July 15, 2020 (the “Prospectus”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the transaction. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the Company’s and SPAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and SPAC. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in the Prospectus under the heading “Risk Factors,” and other documents of SPAC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SPAC nor the Company presently know or that SPAC nor the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SPAC’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. SPAC and the Company anticipate that subsequent events and developments may cause SPAC’s or the Company’s assessments to change. However, while SPAC and the SPAC may elect to update these forward-looking statements at some point in the future, SPAC and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SPAC’s or the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-GAAP Financial Measure and Related Information

Certain of the exhibits to this Current Report on Form 8-K reference certain financial measures including, among others, EBIT, EBITDA, EBITDA Margin, ROIC, Free Cash Flow and Cash Conversion Rate (together, “Non-GAAP Financial Measures”) which are financial measures that are not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) or IFRS. These Non-GAAP Financial Measures do not have a standardized meaning, and the definition of such Non-GAAP Financial Measures used by SPAC and Ambipar may be different from other, similarly named non-GAAP measures used by others. In addition, such financial information is unaudited and does not conform to SEC Regulation S-X and as a result such information may be presented differently in future filings with the SEC.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of July 5, 2022, by and among New PubCo, Merger Sub, the Company, SPAC and Ambipar*

10.1	Form of Voting and Support Agreement

10.2	Form of Contribution Agreement

10.3	Form of Ambipar Subscription Agreement

10.4	Form of Opportunity PIPE Subscription Agreement

10.5	Form of PIPE Subscription Agreement

10.6	Form of Non-Redemption Agreement

10.7	Form of XP Non-Redemption Agreement

10.8	Form of Sponsor Letter Agreement

10.9	Form of Cost Sharing Agreement*

10.10	Form of Investor Rights Agreement

10.11	Form of Downside Protection Agreement

99.1	Press Release, dated as of July 6, 2022

99.2	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to these exhibits have been omitted in accordance with Item 601(b)(2) of Regulation S-K. SPAC agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 7, 2022

HPX CORP.

By:	/s/ Carlos Piani
Carlos Piani
Chief Executive Officer and Chief Financial Officer